03011650

ITED STATES
D EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38372

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Computer Clearing Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

FEB 2

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

801 N. Brand Boulevard, Suite 1020
(No. and Street)

Glendale	California	91203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Barber, President and CEO — (818) 242-9333
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name — if individual, state last, first, middle name)

1900 Avenue of the Stars, Suite 1100	Los Angeles	California	90067
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not in residence in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Richard Barber, affirm that, to the best of my knowledge and belief, the accompanying financial statement and supplemental schedules pertaining Computer Clearing Services, Inc. (the "Company") as of December 31, 2002, are true and correct. I further affirm that neither the Company nor any shareholder, officer or director has any proprietary interest in any account classified solely as that of a customer.

FLORENCE YUN-HUI TAI
Commission # 1324083
Notary Public - California
Los Angeles County
My Comm. Expires Oct 6, 2005

Notary Public

Signature

President and CEO

Title

This report** contains (check all applicable boxes):

[X] (a) Facing Page.
[X] (b) Statement of Financial Condition.
(c) Statement of Operations.
(d) Statement of Cash Flows.
(e) Statement of Changes in Stockholders' Equity.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(j) A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation.
[X] (l) An Oath or Affirmation.
(m) A Copy of the SIPC Supplemental Report.
(n) A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Computer Clearing Services, Inc.

Consolidated Statement of Financial Condition

December 31, 2002

Public Document

Computer Clearing Services, Inc.

Index

BDO

BDO Seidman, LLP
Accountants and Consultants

1900 Avenue of the Stars, 11th Floor
Los Angeles, California 90067
Telephone: (310) 557-0300
Fax: (310) 557-1777

Independent Auditors' Report

To the Stockholders of
Computer Clearing Services, Inc.

We have audited the following consolidated statement of financial condition of Computer Clearing Services, Inc. and subsidiary (the "Company") as of December 31, 2002 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Computer Clearing Services, Inc. and subsidiary at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

Los Angeles, California
February 25, 2003

Computer Clearing Services, Inc.

Consolidated Statement of Financial Condition

December 31,	2002
Assets	
Cash	$ 391,292
Cash and qualified securities segregated for regulatory purposes	34,652,734
Receivables from broker-dealers and clearing organizations	13,580,720
Receivable from customers	13,725,280
Securities owned, marketable at market value	514,221
Deposits with clearing organizations	1,455,599
Furniture and equipment, net of accumulated depreciation of $972,448	154,671
Other assets	238,832
Total assets	$ 64,713,349
Liabilities and Stockholders' Equity	
Liabilities	
Line of credit	$ 4,500,000
Payables to correspondents, broker-dealers, and clearing organizations	1,871,252
Payable to customers	52,175,603
Securities sold, not yet purchased	12,001
Accounts payable and other accrued expenses	1,037,689
Correspondent deposits	1,883,466
Capital lease obligations	6,588
Total liabilities	61,486,599
Commitments and contingencies (Note 9)	
Stockholders' equity	
Common stock, no par value; 5,000,000 shares authorized; 4,000,000 shares issued and outstanding	21,602,123
Accumulated deficit	(18,375,373)
Total stockholders' equity	3,226,750
Total liabilities and stockholders' equity	$ 64,713,349

See accompanying notes to consolidated statement of financial condition.

1. Organization and Nature of Business

Computer Clearing Services, Inc. ("CCS" or the "Company"), a majority owned subsidiary of Acument Holding, Inc. (formerly known as White Holdings) (the "Parent"), was incorporated on March 13, 1995, operates as a registered broker-dealer under the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers, Inc. In this capacity, it executes agency transactions for other broker-dealers (correspondents) on behalf of their customers.

Securities Systems Integration & Consulting ("SSIC") is a wholly owned subsidiary of CCS. SSIC provided financial information services to broker-dealers, including the sale and installation of telecommunications and hardware devices. In fiscal 2002, SSIC had no operating activity or operating income.

In 2002, the Parent sold a minority interest in the Company to several executives. The minority interest represents approximately 6% of the Company.

2. Significant Accounting Policies

Basis of Presentation

The consolidated statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America. All significant intercompany accounts and transactions have been eliminated in consolidation.

Securities Owned

Marketable securities are valued at quoted market value and securities not readily marketable are valued at fair value as determined by the management of the Company.

2. Significant Accounting Policies (Continued)

Securities-Lending Activities

Securities borrowed and securities loaned transactions are generally reported as collateralized financings except where letters of credit or other securities are used as collateral. Securities-borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Furniture, Equipment and Related Depreciation

Furniture and equipment are recorded at cost. Depreciation is provided for using the straight-line method over the estimated useful lives of the underlying assets, which range from three to five years.

Receivables from and Payables to Customers

Customer receivable and payable amounts represent balances receivable from and payable to customers in connection with cash and margin transactions. The receivables are collateralized by customer securities, the value of which is not reflected in the consolidated statement of financial condition.

Payables to Correspondents

Payables to correspondents represent balances in connection with commissions charged to the correspondents' customers on securities transactions, less the fees charged by the Company for clearing the securities transactions.

2. Significant Accounting Policies (Continued)

Correspondent Deposits

Correspondent deposits consist of deposits made by each correspondent and held by the Company as collateral to offset any balances owed to the Company, should the correspondent terminate its clearing relationship.

Income Taxes

For the year ended December 31, 2002, the Company and its subsidiary are included in the consolidated financial income tax return filed by the Parent. Federal and state income taxes are calculated as if the companies filed on a separate return basis, and the amount of the current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the statement of financial condition, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the statement of financial condition for the changes in deferred tax liabilities or assets between years. A valuation allowance for deferred tax assets is established based upon the potential realization of such assets.

Use of Estimates

The preparation of the accompanying consolidated statement of financial condition requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

2. Significant Accounting Policies (Continued)

Estimated Fair Value of Financial Instruments

Management believes the amount presented for financial instruments on the consolidated statement of financial condition, consisting of cash equivalents, inventory, receivables from and payables to customers and to broker-dealers and clearing organizations, securities owned and pledged, payables to correspondents, accounts payable and other accrued expenses, and line of credit is a reasonable estimate of fair value.

New Accounting Pronouncements

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections, which rescinds FASB Statement No. 4, Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that Statement, FASB Statement No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. This Statement amends FASB Statement No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The Company believes the adoption of this Statement will not have material impact on its financial statements.

2. Significant Accounting Policies (Continued)

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which addresses accounting for restructuring and similar costs. SFAS No. 146 supersedes previous accounting guidance, principally Emerging Issues Task Force (EITF) Issue No. 94-3. The Company will adopt the provisions of SFAS No. 146 for restructuring activities initiated after December 31, 2002. SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF No. 94-3, a liability for an exit cost was recognized at the date of a company's commitment to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. Accordingly, SFAS No. 146 may affect the timing of recognizing future restructuring costs as well as the amount recognized.

3. Reserve Requirement

Cash and qualified securities segregated for regulatory purposes of $34,652,734 has been segregated in a special reserve bank account for the benefit of customers under Rule 15C3-3 of the Securities and Exchange Commission.

Several broker-dealers have chosen to maintain brokerage client accounts with the Company. To allow these broker-dealers to classify their assets held by the Company in their computation of net capital, the Company has agreed to perform a computation of reserve requirements for proprietary accounts of introducing brokers ("PAIB"). At December 31, 2002, the Company's PAIB reserve computation indicated that the Company did not have a PAIB reserve requirement.

4. Receivables from and Payables to Broker-Dealers and Clearing Organizations

Receivables from and payables to broker-dealers are generally collateralized by securities, which result from the Company's normal clearing activities and consist of the following:

December 31,	2002
Receivables:	
Due from broker-dealers	$ 6,853,886
Securities borrowed	5,654,000
Securities failed to deliver	243,090
Net settlement with clearing organizations	829,744
	$ 13,580,720
Payables:	
Payable to correspondents	$ 1,550,331
Securities failed to receive	320,921
	$ 1,871,252

5. Securities Owned

Marketable securities owned consist of trading and investment equity securities at market value.

6. Line of Credit

The Company has two secured bank lines of credit under which the Company may borrow up to $25,000,000. The $15,000,000 line of credit from Bank of New York has an interest rate equal to the effective fed funds rate plus 1 percent (2.25% at December 31, 2002) and is payable on demand. The $10,000,000 line of credit from Bank of the West incurs interest at a variable rate (2.75% at December 31, 2002) and expires May 2003. As of December 31, 2002, $4,500,000 was outstanding under the Bank of the West line of credit.

7. Related-Party Transactions

For the year ended December 31, 2002, the Company paid $1,728,080 and $148,934 for net commissions earned on customers of White Pacific Securities, Inc. and Acument Securities, respectively, which are also wholly owned subsidiaries of the Parent. On December 31, 2002, the Company had liabilities of $175,838 and $0, respectively, to the aforementioned entities for correspondent transactions.

8. Stockholders' Equity

The Company's Stock Option and Grant Plan (the "Plan") authorizes the Company to grant options to acquire 700,000 shares of common stock to employees, officers, or other key personnel at a value determined by management to be fair value. Options granted under the Plan expire ten years from date of grant and are non-transferable.

The following table summarizes information about stock options outstanding as of December 31, 2002:

	Outstanding		Exercisable
Exercise Price	Number of Shares	Weighted Average Remaining Contractual Life	Number of Shares
$0.40	400,000	7.50	400,000
$0.07	190,000	9.00	100,000

9. Commitments and Contingencies

Capital and Operating Lease Commitments

The Company leases office facilities, furniture and equipment under noncancelable operating leases having terms through 2006. Aggregate minimum commitments under these leases are as follows:

Year ending December 31,	Capital Leases	Operating Leases
2003	$ 2,424	$ 322,824
2004	2,424	299,438
2005	2,424	30,835
2006	202	2,578
Total future minimum lease payments	7,474	$ 655,675
Interest portion	(886)	
Capitalized lease obligations	$ 6,588	

9. Commitments and Contingencies (Continued)

Litigation

The Company has been named in legal actions arising in the ordinary course of business. Management is of the opinion that the ultimate liability, if any, from these transactions will not have a material effect on its financial position or results of its operations.

10. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company uses the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or two percent of aggregate debit balances arising from customer transactions as defined. At December 31, 2002, the Company had net capital of $2,246,539, which was 11 percent of aggregate debit balances and $1,833,876 in excess of required net capital.

11. Off Balance Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements

11. Off Balance Sheet Risk (Continued)

are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

The Company and its subsidiaries are engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Computer Clearing Services, Inc.

Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5

Period Ended December 31, 2002

BDO

BDO Seidman, LLP
Accountants and Consultants

1900 Avenue of the Stars, 11th Floor
Los Angeles, California 90067
Telephone: (310) 557-0300
Fax: (310) 557-1777

Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5

To the Stockholders of
Computer Clearing Services, Inc.

In planning and performing our audit of the consolidated financial statements of Computer Clearing Services, Inc. and subsidiary (the "Company") for the year ended December 31, 2002, we considered their internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate debits and net capital under rule l7a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit

the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate. Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Los Angeles, California
February 25, 2003